VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission
December 31, 2015   Schedule I

(in thousands of dollars)

Net capital

Total stockholder's equity	$	59,239
Deductions and/or charges:		
Non-allowable assets:		
Funds deposited with clearing organizations		5
Accounts receivable		578
Accounts receivable from affiliates		1,009
State income tax receivable from affiliates – current		145
Federal income tax receivable from affiliates – current		2,322
Dealer concession receivable from affiliates		357
Advisory service fee receivable		25,887
Service fee receivable		4,761
Prepaid expenses and other assets		154
		35,218
Net capital before haircuts on securities positions		24,021
Haircuts on securities:		
Money market fund		845
Net capital	$	23,176
Aggregate indebtedness	$	20,469

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	1,365
Excess net capital	$	21,811
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	21,129
Ratio: aggregate indebtedness to net capital		.883 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA amended filing on February 23, 2016.